Chadbourne & Parke LLP

1301 Avenue of the Americas

New York, NY 10019

telephone: (212) 408-5100

May 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A. (CIK 0000912505)
Registration Statement on Form F-4

Ladies and Gentlemen:

Submitted herewith is the Registration Statement on Form F-4 (the “Registration Statement”) of Enersis Américas S.A. (the “Company”) in connection with the proposed merger of two subsidiaries of the Company, Endesa Américas S.A. and Chilectra Américas S.A., with and into the Company (the “Merger”).

As U.S. counsel to the Company in connection with the Merger, we have previously had discussions regarding the Merger and certain issues in connection with the Registration Statement with the staff of the Division of Corporation Finance of the Securities and Exchange Commission related to the timing and availability of certain information relating to the transaction under Chilean law. As discussed with the staff, following the receipt by the respective Boards of Directors of the parties to the Merger of certain appraisal reports, opinions and fairness opinions expected in July 2016, the Company intends to prepare and file an amendment to the Registration Statement that will include additional information and disclosure relating to the Merger.

Should you have any questions or comments concerning the Registration Statement, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

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